Exhibit 99.5

PAN AMERICAN SILVER CORP.

OFFICER’S CERTIFICATE

This certificate is given pursuant to Subsection 2.20(c) of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”).

I, Delaney Fisher, Senior Vice President, Associate General Counsel and Corporate Secretary of Pan American Silver Corp. (“Pan American”) do hereby certify for and on behalf of Pan American, and not in my personal capacity (and without personal liability), that to the best of my knowledge:

1.

Pan American is relying on Section 2.20 of the Instrument in order to abridge the time prescribed in Subsections 2.2(1) and 2.5(1) of the Instrument for Pan American’s upcoming special meeting (the “Meeting”) to be held on January 31, 2023;

2.	Pan American has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of the Instrument; and

3.	Pan American has arranged to carry out all of the requirements of the Instrument in addition to those described in paragraph 2 above.

DATED as of December 20, 2022.

(signed) Delaney Fisher
DELANEY FISHER Senior Vice President, Associate General Counsel and Corporate Secretary of Pan American Silver Corp.